Filed by RELX PLC

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 1-13334

Subject Company: RELX NV

Commission File No.: 1-13688

Date: March 9, 2018

The following is an excerpt from a presentation for prospective bond investors dated March 9, 2018.

RELX Group further corporate structure simplification

•	Announced on 15 February 2018

•	Cross border merger of RELX PLC and RELX NV; RELX PLC to be sole parent company

•	RELX NV shareholders receive one RELX PLC share in exchange for every RELX NV held

•	Formally confirmed by rating agencies as credit neutral

•	Expected to be completed in Q3 2018

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CAUTIONARY NOTE AND ADDITIONAL INFORMATION

CAUTIONARY NOTE

This Presentation does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the simplification. It does not constitute a prospectus or prospectus equivalent document and investors should not make any investment decision in relation to any shares referred to in this Presentation. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable European rules and regulations. A prospectus is expected to be made available to shareholders on RELX Group’s website (www.relx.com) in due course.

The release, publication or distribution of this Presentation in jurisdictions other than the UK, the Netherlands and the US may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than the UK, the Netherlands or the US should inform themselves about, and observe, any applicable requirements. Failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdiction. This Presentation has been prepared to comply with UK, Dutch and US law and the information disclosed may not be the same as that which would have been disclosed if this Presentation had been prepared in accordance with the laws and regulations of any jurisdiction outside of the UK, the Netherlands and the US.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In addition to the prospectus to be made available to shareholders, RELX PLC has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (File No. 333-223157) that includes the prospectus. RELX PLC plans to mail the prospectus to the holders of American Depositary Shares of RELX N.V. and U.S. holders of ordinary shares of RELX N.V. (collectively, “RELX NV U.S. Shareholders”) in connection with the corporate structure simplification (the “Simplification”). RELX NV U.S. SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELX PLC, RELX N.V., THE SIMPLIFICATION AND RELATED MATTERS. RELX NV U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC by RELX PLC and RELX N.V. through the website maintained by the SEC at www.sec.gov. In addition, RELX NV U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed by RELX PLC with the SEC by contacting RELX Investor Relations at 1-3 Strand, London WC2N 5JR or by calling +44 20 7166 5634.

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